UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

Information furnished on this form

EXHIBIT

Exhibit Number	Description
1.	Corrections to “Status of Capital Adequacy” furnished on Form 6-K on January 28, 2011

Note

Mizuho Financial Group, Inc. (the “Company”) furnished Reports of Foreign Private Issuer on Form 6-K with the Securities and Exchange Commission regarding its Status of Capital Adequacy on January 28, 2011. The Company is furnishing this Form 6-K/A to make corrections on certain figures as shown in Exhibit 1 to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 4, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

Exhibit 1

Corrections to “Status of Capital Adequacy” furnished on Form 6-K on January 28, 2011

Capital adequacy ratio highlights

Capital adequacy ratio highlights

Page 2:

Mizuho Corporate Bank (Non-Consolidated)

As of September 30, 2010	<Before Correction>	<After Correction>
	(Billions of yen)	(Billions of yen)
Non-consolidated capital adequacy ratio (BIS standard)	18.87%	18.87%
Tier 1 capital ratio	14.18%	14.15%
Tier 1 capital	3,633.3	3,624.0
Tier 2 capital	1,250.0	1,259.2
Deductions for total risk-based capital	49.6	49.6
Total risk-based capital	4,833.7	4,833.7
Risk-weighted assets	25,608.9	25,608.9

Note: Corrections are underlined.